JENNISON SECTOR FUNDS, INC.

Jennison Health Sciences Fund

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

July 12, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:                               Jennison Sector Funds, Inc. (the Registrant)
Registration Statement on Form N-14
(File Nos. 811-03175 and 333-125246)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned hereby respectfully request that the effectiveness of the above-captioned registrant’s registration statement on Form N-14 be accelerated to on or about July 14, 2005, or as soon thereafter as reasonably practicable.

Sincerely,

JENNISON SECTOR FUNDS, INC.
on behalf of Jennison Health Sciences Fund

By:	/s/ Deborah A. Docs
Name: Deborah A. Docs
Title: Secretary

PRUDENTIAL INVESTMENT MANAGEMENT
SERVICES LLC

By:	/s/ William V. Healey
Name: William V. Healey
Title: Secretary